Filed by CoStar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LoopNet, Inc.
Commission File No.: 000-52026

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the proposed transaction between CoStar Group, Inc. (“CoStar”) and LoopNet, Inc. (“LoopNet”), future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology.  Such statements are based upon the current beliefs and expectations of management of CoStar and LoopNet and are subject to significant risks and uncertainties. Actual results may differ materially from the results anticipated in the forward-looking statements.  The following factors, among others, could cause or contribute to such differences: the risk that expected cost savings or other synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders, or the failure to obtain governmental approval; the risk that business disruption relating to the merger may be greater than expected; and failure to obtain any required financing on favorable terms.  Additional factors that could cause results to differ materially from those anticipated in the forward-looking statements can be found in CoStar’s Annual Report on Form 10-K for the year ended December 31, 2010 and LoopNet’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (SEC), including in the “Risk Factors” section of each of these filings, and each company's other filings with the SEC available at the SEC’s website (http://www.sec.gov).  Neither CoStar nor LoopNet undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is being made in respect of the proposed merger transaction involving CoStar and LoopNet.  In connection with the proposed merger, CoStar will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of LoopNet.  LoopNet will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Copies of the proxy statement/prospectus (when available) and other related documents filed by CoStar and LoopNet with the SEC may be obtained, free of charge, at the SEC’s website at www.sec.gov.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, free of charge, from CoStar’s website, www.CoStar.com, under the heading “Investors” in the “About Us” tab.  These documents may also be obtained, without charge, from LoopNet’s website, www.LoopNet.com, under the tab “Investor Relations”.

CoStar, LoopNet and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of LoopNet in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of LoopNet in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about CoStar’s executive officers and directors is available in CoStar’s definitive proxy statement filed with the SEC on April 27, 2011.  Information about LoopNet’s executive officers and directors is available in LoopNet’s definitive proxy statement filed with the SEC on April 4, 2011.  Free copies of these documents are available from the CoStar and LoopNet websites using the contact information above.

The following is a transcript of a video news article which aired on FOX Business Channel and which is posted on CoStar’s web site.

* * * * *

Cheryl: It looks like the commercial real Estate information services landscape is getting a major makeover. Yesterday CoStar Group made it official, acquiring the online marketplace loop net for over $800 million. joining me now with a Fox Business exclusive is Andrew Florance, he of course is the CEO of CoStar. And this was a major acquisition. The analyst community was not surprised by this deal because you’re basically mending what you do, which is information on CRE, and Loopnet, which is a marketplace for people to buy Commercial Real Estate.

Andrew Florance: Correct. So they are number one on the internet for marketing CRE and we're number one for researching and analyzing CRE. What we share in common is an awful lot of content, millions of listings of commercial property out there. We also have about a million players in CRE that we are dealing with and we're able to leverage the increased content and customer relationship across both platforms.

Cheryl: Where is the environment right now for commercial real estate overall? I remember gosh even six months ago it was all going to implode and it was a disaster and run for the hills. That never happened. What do you see happening now in the industry?

Andrew: Well you’re back to fundamentals now. The one thing that did happen with the bust is that people stopped building any new commercial real estate. We're at lowest construction level you’ve seen for commercial real estate in the last 50 years.

Cheryl: I couldn’t even go build a strip mall now if I wanted to because nobody would finance me, right?

Andrew: Right.  So there is no new supply. Yet you get a job growth and then you get demand for CRE. So the standing inventories are getting tighter and as those inventories come down, prices began to recover. You’ll already seeing investment grade real estate recover and we believe that you will see general CRE recover over the next six months and that is really what Loopnet has exposure to and one of the reasons we stepped up and did the deal now.

Cheryl: You’re stock, we should the chart a moment ago, you’re hitting a new 52 week high today as a matter of fact. Obviously Wall Street and your shareholders I’m sure like the deal, but talk to me about the next five years. Do you have a strategic five-year plan and are there any more acquisitions you might be making?

Andrew: Well our plate is full. This is the largest we have done. We’ve probably done a dozen or two dozen acquisitions and they have all been successful. But our plate is full for acquisitions for right now. We might do a little tuck-in acquisitions. But what we're focusing on is selling our information products to their marketing customers and vice versa. So we’re going to do be doing a lot cross selling. We’re going to be combining content to improve the customer experience for both the Loopnet customer and the CoStar customer. And really we should be able to bring our cost structure down a little bit because we’re both spending an awful lot of money on managing and moving this content that has some similarities.

Cheryl: Who do you compete with? I mean it’s a crowded space if you look at the overall industry, it’s a multi-trillion dollar industry, but who do you think is your main competitor?

Andrew: Both CoStar and Loopnet have pretty much invented our respective spaces. Ten years ago, neither one of us had any meaningful revenue. We’re both new phenomena, this is sort of an internet revolution.

Cheryl: It’s very different yah.

Andrew: So our competition would be a Google and to a lesser degree a Bloomberg.  You can find a lot of content on commercial real estate on Google so it’s kind of an indirect competitor. Then the brokerage firms themselves provide information to their customers and marketing services.

Cheryl: Well congratulations on your acquisition. Many expected it and now it’s official. Nice to have you on a show. Andrew Florance. He is CEO of the CoStar Group.